EXHIBIT 18
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                                 HOLLINGER INC.

               COURT ORDER EXTENDS STAY UNDER CCAA PROCEEDINGS

TORONTO, Ontario, August 31, 2007 - Hollinger Inc. ("Hollinger") (TSX:HLG.C) (TSX:HLG.PR.B) announced today that a court order (the "Extension Order") has been issued extending the previously announced stay of proceedings it obtained on August 1, 2007 to September 28, 2007. The stay was originally issued pursuant to a court order that initiated a court-supervised restructuring under the Companies' Creditors Arrangement Act (Canada) and a companion proceeding in the United States pursuant to Chapter 15 of the U.S. Bankruptcy Code. The restructuring relates to Hollinger and its subsidiaries 4322525 Canada Inc. and Sugra Limited (collectively, the "Companies"). A number of motions had been brought by other parties seeking relief against the Companies, all of which were adjourned to permit the parties to attempt to reach a consensual arrangement.

The Extension Order extends the court protection in favour of the Companies against all actions or enforcement steps that might otherwise be taken against them. The Extension Order was consented to by interested parties including the Companies, Ernst & Young Inc. (the court-appointed Monitor of the Companies), the trustees under certain Indentures issued by Hollinger, Davidson Kempner Partners (a significant holder of notes issued under Indentures) and Sun-Times Media Group, Inc. ("Sun-Times").

The Extension Order provides that motions adjourned on August 29, 2007 will be heard on September 26, 2007 if resolution of the issues is not reached, and requires the parties to engage in good faith settlement negotiations prior to that date. The Extension Order also provides for a standstill period until 5:00 p.m. Eastern Time on September 21, 2007 (the "Standstill Period"), during which time no steps may be taken in any litigation proceedings involving Hollinger in Canada and the United States, to allow the Companies to focus their time and resources on the settlement negotiations. In addition, during the Standstill Period, and as more fully described in the Extension Order, (i) William Aziz, Edward Hannah and Wesley Voorheis have agreed, subject to their fiduciary duties, not to attend or vote at meetings of the Sun-Times' board or committees of the board; (ii) Hollinger and 4232525 Canada Inc. will not exercise any of their voting rights attaching to their shares of Sun-Times, and (iii) Sun-Times will not take any proceedings against the six members of the Sun-Times board elected by Hollinger by written consent on July 31, 2007. This agreement as it relates to the STMG board of directors is without prejudice to any steps or actions that the newly-appointed directors of STMG may take after the expiry of the Standstill Period, including causing a strategic process to be implemented in relation to STMG.

COMPANY PROFILE

Hollinger's principal asset is its approximately 70.0% voting and 19.7% equity interest in Sun-Times (formerly Hollinger International Inc.), a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Further information can be obtained at www.hollingerinc.com.




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CONTACT INFORMATION

Media contacts:

G. Wesley Voorheis Chief Executive Officer (416) 363-8721 ext. 237 wvoorheis@hollingerinc.com

William E. Aziz
Chief Financial Officer
(416) 363-8721 ext. 262
baziz@hollingerinc.com